PRESS RELEASE

CHELSEA OIL AND GAS LTD. (OTCQB: COGLF)

Chelsea Announces 2013 2P Reserves of 1.133 Million Boe, 3P Reserves of 6.351 Million Boe and
Filing of Annual Information Form

FOR IMMEDIATE RELEASE

CALGARY, AB, March 31, 2015 - Chelsea Oil and Gas Ltd. (OTCQB: COGLF) (“Chelsea” or the “Company”) is pleased to announce its 2014 year-end reserves and the filing of its December 31, 2013 Annual Information Form (“AIF”) and the filing of a Business Acquisition Report (“BAR”) in respect of the acquisition of International TME Resources Inc. (“ITME”).

The financial and operational information contained below is based on the Companycs unaudited expected results for the year ended December 31, 2014. The Company is required to file its audited financial statements and related management discussion & analysis for the year ended December 31, 2014 on or prior to April 30, 2015.

Highlights

•	Company Probable reserves of 1.113 million boe
•	Company Probable plus possible reserves of 6.351 million boe
•	Net present value (“NPV”) of Chelseacs probable oil reserves of US$5.1 million (2013 - US$5.1 million), and probable plus possible oil reserves of US$14.8 million (2013 - US$13.9 million), discounted at 10%, before income taxes
•	Net present value of Chelseacs probable natural gas and NGL reserves of A$27.6 million (2013 - A$19.9 million), and probable plus possible natural gas and NGL reserves of A$136.9 million (2013 - A$107.1 million), discounted at 10%, before income taxes

Reserves

In this press release, all references to reserves are to gross company reserves, meaning Chelseacs working interest reserves before deductions of royalties and before consideration of Chelseacs royalty interests. The oil reserves of the Companycs PL 18 and PL 280 concessions in Australia were evaluated by Sproule International Ltd (“Sproule”), and the natural gas and natural gas liquids reserves of the Companycs PL 40 concession were evaluated by Chapman Engineering Ltd. (“Chapman”), both in accordance with National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) effective December 31, 2014. Chelseacs annual information form for the year ended December 31, 2014 contains the Companycs reserves data and other oil and natural gas information as mandated by NI 51-101. A copy of the AIF will be available under Chelseacs profile at www.sedar.com, www.sec.gov/edgar.shtml or at www.chelseaoilandgas.com.

The summary information provided below should be read in conjunction with the detailed information in the AIF.

As at December 31, 2014, Chelseacs total gross probable plus possible reserves were 6.351 mmboe. Chelseacs total probable additions were 1.1 mmboe and its total possible additions were 5.2 million mmboe.

The following table is a summary, as at December 31, 2014, of Chelseacs petroleum and natural gas reserves as evaluated by Sproule and Chapman. It is important to note that the recovery and reserves estimates provided herein are estimates only. Actual reserves may be greater or less than the estimates provided herein. Reserves information may not add due to rounding.

Gross Company Reserves Summary (1)

	2013
	Oil(2) (mbbl)	Natural Gas(3) (mmcf)	NGL(3) (mbbl)	Total Oil Equivalent (mboe)

Probable(2)	142	2,905	508	1,133
Possible(3)	260	14,525	2,538	5,219
Total Probable
Plus Possible	402	17,430	3,045	6,351

(1)	Company Reserves means the Companycs working interest reserves before calculations of royalties and before consideration of the Companycs royalty interests.
(2)	Per Sproule.
(3)	Per Chapman.

Net Present Value of Future Net Revenue - Oil

Sproule completed an evaluation of the Companycs PL 18 and PL 280 concessions onshore Australia. Chelsea holds a 100% working interest in the following oil fields with assigned reserves: Yellowbank, Yellowbank Creek North, Thomby Creek and McWhirter. The following table summarizes the net present value of future net revenue in US dollars for Chelseacs oil properties:

	US$ Before Deducting Income Taxes Discounted At
	0% (M$)	5% (M$)	10% (M$)	15% (M$)	20% (M$)

Probable	6,329	5,650	5,073	4,579	4,152
Possible	13,930	11,597	9,758	8,289	7,102
Total Probable Plus Possible	20,259	17,247	14,831	12,868	11,254

Chelsea has 64,056,876 common shares issued and outstanding. The probable oil reserve NPV per share, discounted at 10%, is US$0.08 per share. The probable plus possible oil reserve NPV per share, discounted at 10%, is US$0.23 per share.

Net Present Value of Future Net Revenue - Natural Gas and NGLcs

Chapman completed an evaluation of the Companycs PL 40 concession onshore Australia. Chelsea holds a 100% working interest in the Louise gas field. The following table summarizes the net present value of future net revenue in Australian dollars for Chelseacs natural gas and NGL properties:

	A$ Before Income Tax Expenses and Discounted at
	0% (M$)	5% (M$)	10% (M$)	15% (M$)	20% (M$)

Probable	34,416	30,703	27,630	25,053	22,869
Possible	188,916	160,422	137,863	119,729	104,950
Total Probable Plus Possible	223,332	191,125	165,493	144,782	127,819

The probable natural gas and NGL reserves NPV per share, discounted at 10%, is A$0.43 per share. The probable plus possible natural gas and NGL reserves NPV per share, discounted at 10%, is A$2.58 per share.

Undeveloped Land

The largest undeveloped license in Chelseacs portfolio is ATP 582. This license is approximately 5.02 million acres in size and provides exposure to two separate sedimentary basins: the Georgina Basin and the Simpson Basin.

In 2012, Total S.A. (“Total”) entered into the Georgina Basin through a farm-in whereby it would spend up to A$190.0 million by 2016 to earn up to a 68% working interest in an offsetting operators Georgina Basin lands. As well in 2012, Statoil ASA (“Statoil”) entered into the Georgina Basin through a farm-in whereby it would spend up to A$210.0 million in separate offsetting Georgina Basin lands to earn up to an 80% working interest. The average of these farm-ins on an Australian dollar per acre basis is approximately A$32.78 / acre. Ryder Scott estimate ATP 582 contains approximately 0.91 million acres of Georgina Basin sediments. After giving effect to the A$ / acre on offsetting lands, this would suggest Chelseacs Georgina Basin undeveloped acreage could have a value of up to A$29.8 million.

In 2012, Santos Ltd. entered into the Amadeus, Pedirka and Simpson Basincs through a farm-in with another operator whereby it would spend up to A$150.0 million to earn up to a 70% working interest. The total potential investment on an Australian dollar per acre basis is A$11.28 / acre. Chelsea estimates it has up to 2.0 million acres of Simpson basin sediments. After giving effect to the A$ / acre on offsetting lands, this would suggest Chelseacs Simpson Basin undeveloped acreage could have a value in excess of up to A$22.6 million.

ITME BAR

Chelsea has filed its BAR with respect to the acquisition of ITME. The acquisition closed on October 1, 2013. The BAR includes the following financial statements:

(a)	The unaudited condensed consolidated interim financial statements of Chelsea for the three and six month periods ended June 30, 2013.
(b)	Audited financial statements of ITME for the year ended December 31, 2012 and with unaudited comparative figures for the year ended December 31, 2011.
(c)	The unaudited condensed interim financial statements of ITME for the three and six month periods ended June 30, 2013.
(d)	The unaudited pro-forma consolidated financial statements of Chelsea for the six month period ended June 30, 2013 and for the year ended December 31, 2012.

The complete report has been filed under Chelseacs profile at www.sedar.com.

Reader Advisories

Forward Looking Statements

This press release contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding: estimated reserves and resources (in place and recoverable), productivity, land value and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance. Information regarding business plans generally assumes that the extraction of crude oil, natural gas and natural gas liquids remains economic.

Undue reliance should not be placed on forward looking information. Forward looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Chelsea and described in the forward looking information contained in this press release or otherwise. The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, reduced commodity prices and market demand and unpredictable facilities outages; risk and uncertainties involving geology of oil and gas deposits; uncertainty related to securing sufficient egress and markets to meet shale gas production; the uncertainty of reserves, resources and ultimate recovery estimates, and underlying risks related to the novelty of industry and Company understanding of reservoirs of the nature of the reservoirs the Company is exploiting and plans to exploit; the new and rapidly evolving technology used to exploit those reservoirs, the uncertainty of estimates and projections relating to production, costs and expenses (which in many cases are of necessity based on extrapolations of short term performance); potential delays or changes in plans with respect to exploration or development projects or capital expenditures; fluctuations in oil and gas prices, interest rates; health, safety and environmental risks; changes in general economic and business conditions; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld and the possibility that third parties may interfere with the Company conducting its business. The foregoing list of risk factors is not exhaustive. Forward looking information is based on the estimates and opinions of the Companycs management at the time the information is presented. The Company assumes no obligation to update forward looking information should circumstances or managementcs estimates or opinions change, except as required by law.

Statements contained in this press release and corporate information relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, resource potential and/or reserves, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporationsc annual reports on Form 40-F or Form 20-F on file with the U.S. Securities and Exchange Commission.

Users are cautioned that these values represent resources, and not reserves as defined by the United States Securities and Exchange Commission (“SEC”). Under SEC standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that all of measured or indicated resources will ever be converted into reserves.

Barrels of Oil Equivalent

The term barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. Per boe amounts have been calculated using a conversion ratio of six thousand cubic feet of natural gas (6 mcf) to one barrel of oil (1 bbl). This boe conversion ratio of 6 mcf to 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Reserves Data

The determination of oil and natural gas reserves involves the preparation of estimates that have an inherent degree of associated uncertainty. Categories of proved and probable reserves have been established to reflect the level of these uncertainties and to provide an indication of the probability of recovery. The estimation and classification of reserves requires the application of professional judgment combined with geological and engineering knowledge to assess whether or not specific reserves classification criteria have been satisfied. Knowledge of concepts including uncertainty and risk, probability and statistics, and deterministic and probabilistic estimation methods is required to properly use and apply reserves definitions.

The recovery and reserve estimates of oil, NGL and natural gas reserves provided herein are estimates only. Actual reserves may be greater than or less than the estimates provided herein. The estimated future net revenue from the production of Chelseacs natural gas and petroleum reserves does not represent the fair market value of Chelseacs reserves.

In this press release, Chelsea also discloses prospective resources as of the dates indicated herein. Prospective Resources are defined as those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Reserve, resource and forecast production and values prepared by any third party are identified as such; all other estimates have been prepared by management.

The reserve and resource data provided in this news release presents only a portion of the disclosure required under NI 51-101. All of the required information is contained in Chelseacs AIF.

We seek safe harbor.

Contact:

For further information contact:

Chelsea Oil & Gas Ltd.
+1 (403) 457 1959
info@chelseaoilandgas.com
www.chelseaoilandgas.com